SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SUBMISSION OF BUSINESS OPERATION PLANS FOR FISCAL YEAR ENDING MARCH 31, 2009

On February 29, 2008, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), announced that they have submitted their business operation plans for the fiscal year ending March 31, 2009 (collectively, the “Plans”) to the Ministry of Internal Affairs and Communications. Attached hereto are the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which information was prepared on the basis of accounting principles generally accepted in the United States.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 29, 2008

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 29, 2008

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2009

Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2009 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

Business Operation Plan for Fiscal Year Ending March 31, 2009

In the building of an advanced information and telecommunications network society, information and communications are expected to make a substantial contribution to invigorating and increasing the efficiency of socioeconomic activities, enhancing lifestyle convenience, and more. Today, the public and private sectors in Japan are working together to make such a society a reality. In addition, with the rapid progress of broadband and ubiquitous services, the market is undergoing dramatic changes and development due to the following factors: the expansion of optical fiber access services and the resulting progress of service migration from conventional fixed-line to optical IP telephones in the fixed-line communications field; the diversification and upgrading of mobile phone services and intensified price competition in the mobile communications field; the convergence of fixed-line services with mobile services in IP networks as well as of communication services with broadcasting services; and the creation of various new services using networks.

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). It will also endeavor to promote research and development in telecommunications technology in order to respond to society’s demands for the development of an advanced information and telecommunications network society.

In addition, in order to realize the “NTT Group’s Medium-Term Management Strategy,” NTT will help enrich communication environments for individuals and communities, make corporate activities more efficient, and create new business opportunities through ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.” To these ends, NTT will provide open network environments enabling a diverse range of service providers and other business entities to deploy a variety of services taking advantage of the next-generation network (“NGN”), while ensuring fair competitive conditions under the framework of the existing laws. In addition, NTT will actively promote alliances with these providers. Through such efforts, NTT intends to contribute not only toward realization of government initiatives such as the “IT New Reform Strategy” and u-Japan Policy, but also toward maintenance and enhancement of Japan’s international competitiveness. NTT will also work to raise corporate value and carry out constructive group management for the development of the NTT Group as a whole.

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Based upon these fundamental concepts in the management of business operations for the fiscal year ending March 31, 2009, NTT will aim: to improve the management efficiency of the NTT Group operations, including those of the regional companies; to develop new businesses to promote information sharing, including expansion of the ubiquitous broadband market mainly through NGN; and to continue to strengthen research and development that will contribute to the advancement of telecommunications, with particular focus on the development of NGN, which serves as the foundation of NTT’s efforts to achieve the NTT Group’s Medium-Term Management Strategy. In this way, NTT will seek to ensure stable development of the NTT Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on the above, under the business operation plan for the fiscal year ending March 31, 2009, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.

1. Advice, Mediation, etc.

For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for materials procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

NTT will support the efforts of each of the NTT Group companies, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of the human resources that form the core of the NTT Group.

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2. Promotion of Basic Research and Development

One prerequisite for responding to the social requirements for the formation of an advanced information and telecommunications network society is the harmonious and coordinated development of network-based technologies, technologies that provide the basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities to realize “a communication environment where entities such as people and objects are interactively connected by broadband and ubiquitous networks anytime, anywhere and with anyone or anything, and people enjoy superb usability that is secure, reliable, and simple.”

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development activities in collaboration with other research institutions.

To ensure the continuous execution of this basic research and development, NTT will seek to further increase research efficiency, and research costs will be borne by the regional companies and other NTT Group companies, which in turn will benefit from these efforts.

Specifically, priority will be given to the following areas in NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to develop the NGN infrastructure to realize a network environment for ubiquitous broadband services that can offer customers not only “fast and convenient,” but also “safe and secure” connections “anytime, anywhere and with anyone or anything” to achieve a seamless migration from fixed-line to IP telephone services and from metal wire systems to optical fiber, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can adapt readily to diverse network services, node architecture technology, optical multiplexing technology, and next-generation IP network technologies. At the same time, NTT will pursue basic research and development in the field of operation systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of an advanced information and telecommunications network society, NTT will promote research and development on reducing electric power consumption and on other measures to promote the preservation of the global environment.

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(2) User-related research and development

NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including content sharing and video communications in order to realize an advanced information and telecommunications network society in which the electronic exchange of information, goods, currencies, and value among people, corporations, and objects is further enhanced in sophisticated telecommunications networks and software technologies. Specifically, this will include: research and development in security-related technologies such as those for authentication and authorization to ensure the security of information and communications; information-distribution technologies adaptable to diverse network environments; media-processing technologies, such as those for the compression, recognition, and sharing of image and audio data; multimedia database technologies for storage and retrieval of a variety of media; user interface technologies making services readily accessible to all users; and technologies of open source software (OSS).

(3) Research and development in basic technologies

NTT is committed to securing a leadership position in the basic and advanced technologies that will underpin the future of telecommunications and to contributing to innovative improvement and development of telecommunications in Japan. To fulfill these commitments, NTT will pursue research and development activities on ultra high-density wavelength division multiplexing and other new optical communications technologies as well as optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices, and other new optical components technologies that will contribute to a photonic network enabling ultra high-speed, ultra high-volume petabit-level communications, for an age in which massive volumes of digital information circulate through networks. NTT will also pursue research in such areas as quantum information processing technologies, which have the potential to greatly surpass the existing optical and electronic technologies, and communications science, which explores new possibilities in communications. These will be combined with research on innovative new principles and new concepts for the next generation.

The following tables present an overview of the capital investment plan for all of these activities.

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Table

Capital Investment Plan for

Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Investment Required
1. R&D Facilities	42
2. Other Facilities	3
Total	45

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Attachment 1

Revenues and Expenses Plan for

Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Amount
Revenues
Operating Revenues	363	(Note)
Non-Operating Revenues	55
Total Revenues	418
Expenses
Operating Expenses	170
Non-Operating Expenses	50
Total Expenses	220
Recurring Profit	198

Note: This includes basic research and development revenue and other revenues together totaling 142 billion yen and NTT Group management revenue of 19 billion yen.

6

Attachment 2

Sources and Applications of Funds Plan for

Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Amount
Sources:
Operational:	397
Operating Revenues	342
Non-Operating Revenues	55
Financial:	784
Long-Term Loans and Bonds	340
Other Financial Income	444
Estimated Consumption Tax Receipts	9
Brought Forward from Previous Fiscal Year	10
Total	1,200
Applications:
Operational:	170
Operating Expenses	124
Non-Operating Expenses	46
Financial:	916
Capital Investments for Property, Plants, and Equipment	45
Other Financial Expenses	871
Account Settlement Expenses	98
Provisional Consumption Tax Payments	6
Carry Forward to Following Fiscal Year	10
Total	1,200

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February 29, 2008 Nippon Telegraph and Telephone Corporation (NTT)

Summary of Business Operation Plan for Fiscal Year Ending March 31, 2009

1. Basic Philosophy of Business Operation Plan for Fiscal Year Ending March 31, 2009

- In order to realize the “NTT Group’s Medium-Term Management Strategy,” NTT will help enrich communication environments for individuals and communities, make corporate activities more efficient, and create new business opportunities through ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.”

- In the fiscal year ending March 31, 2009, NTT will, among other things, strengthen R&D activities for the development of the next-generation network (“NGN”) which serves as the foundation of NTT’s efforts to achieve the “NTT Group’s Medium-Term Management Strategy.”

2. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Amount
Total Revenues	418	(25	)*
Operating Revenues	363	(18	)*
Basic Research and Development Revenue and Other Revenues	142	0	*
License of Research Results and Other Sources	5	(2	)*
NTT Group Management Revenue	19	(1	)*
Dividend Received	197	(15	)*
Non-Operating Revenues	55	(7	)*
Total Expenses	220	(10	)*
Operating Expenses	170	(3	)*
Non-Operating Expenses	50	(7	)*
Recurring Profit	198	(15	)*

*	Change from the previous forecast announced on November 9, 2007

3. Capital Investment Plan for Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Investment Required
1. R&D Facilities	42	(6	)*
2. Other Facilities	3	0	*
Total	45	(6	)*

*	Change from the previous forecast announced on November 9, 2007

4. Sources and Applications of Funds Plan for Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Amount
Sources:	1,200
Including: Long-Term Loans and Bonds	340
Applications:	1,200
Including: Repayment of Long-Term Loans and Bonds	407

Note:    “2. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2009” and “4. Sources and Applications of Funds Plan for Fiscal Year Ending March 31, 2009” were submitted to the Minister for Internal Affairs and Communications as references.

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 29, 2008

Submission for Approval of Business Operation Plan for

Fiscal Year Ending March 31, 2009

Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2009 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

NTT East

Tel:+81-3-5359-2997

Information and communications have become an essential infrastructure for the functioning of the society and economy. The public looks to this infrastructure for making daily life more convenient and revitalizing communities, while in the corporate world, it is seen as a major component in achieving efficiency and vigor and for enhancing industry’s international competitiveness. Today, the information and communications market is undergoing dynamic structural changes, as the rapid advancement of optical IP services boosts the business alliances among of telecommunications and broadcasting as well as fixed-mobile convergence, and gives impetus to expansion of new Internet-based services and entries by new diverse players, among other developments. Regional telecommunications markets are also changing, with the growing competition in the broadband access facilities and services along with the introduction of “triple-play” services that combine video delivery with Internet and IP telephony and other new services that leverage information equipment and wireless devices.

Amidst such a difficult and sharply fluctuating operating environment, while stabilizing and strengthening its management base, NTT East continues to strive to provide high-quality, stable universal services and ensure public safety and relief through activities such as prompt restoration of services in times of disaster. Moreover, NTT East is leading the way in the new era of optical IP services by building a next-generation network ( “NGN” ) for “fast and convenient,” “safe and secure” connections “anytime, anywhere, and with anyone or anything” and is working to provide services and products that leverage its advantages. Through these endeavors, NTT East is seeking to make further contributions toward the enrichment of society and advancement of the public good.

With regard to the management of business operations for the fiscal year ending March 31, 2009, based on the concepts described above and in the face of today’s difficult operating environment, NTT East will continue to work proactively to meet the growing demands for broadband services and to expand the optical broadband access base, while moving ahead with full-scale deployment of NGN that will provide a more advanced broadband network infrastructure. The new infrastructure will allow significant enhancements to services such as optical IP telephone and enable the provision of video services. At the same time, NTT East will provide customers with high value-added and user-friendly services by creating new services with companies in diverse industries, with the aim of becoming “an accessible, all-round ICT corporation”. In addition, NTT East will continue to improve customer services by establishing business processes appropriate for an era of optical IP networks, such as one-stop and flow-through services, while taking steps to ensure steady business growth into the future by increasing operating efficiency and building a stable and enhanced business infrastructure. NTT East will strive to return the fruits of these measures to customers, the community, and — through the holding company — to the shareholders.

NTT East will conduct its business management in this fiscal year in line with the above concept, while maintaining the flexibility needed for responding dynamically to changes in the operating environment.

1. Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscribers is projected to total approximately 17.26 million by the end of the fiscal year ending March 31, 2009.

Item	Planned Number (subscribers)
Additional Installations	(2.23 million	)
Relocations	3.74 million

(2) Social-Welfare Telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT East will continue to promote the installation of welfare-oriented products, such as its “Silver Phone Series” (Anshin [Relief], Meiryo [Clearness], Hibiki [Sound], and Fureai [Communication]).

Item	Planned Number (units)
Silver Phones
Anshin (Relief)	300
Meiryo (Clearness)	100

(3) Public Telephones

NTT East will continue to meet the minimum requirement for public means of communications and review the installation of public telephones which are currently in low use. The company will also strive to improve social welfare facilities and public services by continuing to promote the maintenance of wheelchair-accessible public telephone booths.

Item	Planned Number (units)
Public Telephones	(11,000)

(4) Integrated Digital Communications Services

The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 2,516,000 and 34,000, respectively, by the close of the fiscal year ending March 31, 2009.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	(458,000)
INS-Net 1500 Subscriber Lines	(1,000)

2. Data Transmission Services

To respond to the heightening demand for broadband services, NTT East will endeavor to expand its optical access services by promoting services unique to optical technologies, such as the Hikari Denwa optical IP telephony service and video services, and will endeavor to provide a wide range of other services.

Item	Planned Number (contracts)
FLET’S Hikari	2 million

3. Dedicated Services

The subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 160,000 and 110,000, respectively, by the close of the fiscal year ending March 31, 2009.

Item	Planned Number (circuits)
Conventional Leased Circuits Services	(11,000)
High-Speed Digital Transmission Circuits	(23,000)

4. Telegraph Services

NTT East will conduct the maintenance of its systems in order to provide a full service and to enhance operational efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Facilities

(1) Optical Access Network

The switch-over to the use of optical fiber in the access network will be actively promoted to meet the heightening demands for broadband services.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	3.50

(Cover rate at by the close of the fiscal year ending March 31, 2009 will be 92%)

(2) Telecommunications Network

In its telecommunications network, NTT East will upgrade network services and improve network economy and efficiency while embarking on a full-scale deployment of the next-generation network and continuing with its effort to meet demands for broadband services.

(3) Disaster-Prevention Measures

NTT East will take necessary measures in disaster-prevention. These will include disaster-prevention measures to prepare for damages to telecommunications equipment and facilities, measures to secure lines for emergency communications, measures to strengthen the organizational structure for crisis management and the restoration of systems in the event of large-scale disasters, and also providing supports for transmitting information after a natural disaster.

(4) Installation of Underground Transmission Cables

To improve the reliability of communications facilities, to ensure safe and pleasant over-ground passage spaces, and to enhance the appearance of urban landscape, NTT East will work in coordination with the national and local governments and with other companies in installing underground transmission cables.

(5) Facility Maintenance

NTT EAST aim to provide stable and high-quality services by conducting cable maintenance and replacement, and to ensure quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making a full use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of Research and Development Activities

To further stabilize and strengthen its management base, and to adapt to the rapid expansion and diversification of the broadband market and to respond to public demand for the creation of an advanced information and telecommunications network society, NTT East will continue to promote research and development in network systems and access systems, which aim to advance of the next-generation network and other telecommunications network. In addition, to offer customers choices providing a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information-sharing platforms and communications terminals of various types.

A summary of the business plans for the above principal services and capital investment plans are outlined in the attached tables.

Table 1

Principal Services Plan for Fiscal Year Ending March 31, 2009

Type of Service	Plan
Voice Transmission Services
Subscriber Telephones
Additional Installations	(2.23 million) subscribers
Relocations	3.74 million subscribers
Social-Welfare Telephones (Silver Phones)	500 units
Public Telephones	(11,000) units
Integrated Digital Communications Services
INS-Net 64 Subscriber Lines	(458,000) circuits
INS-Net 1500 Subscriber Lines	(1,000) circuits
Data Transmission Services
FLET’S Hikari	2.00 million contracts
Dedicated Services
Conventional Dedicated Services	(11,000) circuits
High-Speed Digital Transmission Services	(23,000) circuits

Table 2

Capital Investment Plan for Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Investment Required
1. Expansion and Improvement of Services	*425
(1) Voice Transmission	140
(2) Data Transmission	60
(3) Dedicated	224
(4) Telegraph	1
2. Research & Development Facilities	4
3. Common Facilities, etc.	26
Total	455

Note: *This includes approximately 190 billion yen to be invested in the Optical Access Network.

Attachment 1

(Reference)

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Amount
Revenues
Operating Revenues	1,960
Voice Transmission	1,018
Data Transmission	218
Dedicated Line	428
Telegraph	20
Others	276
Non-Operating Revenues	56
Total Revenues	2,016
Expenses
Operating Expenses	1,920
Operating Costs	1,430
Tax and Dues	75
Depreciation	415
Non-Operating Expenses	36
Total Expenses	19,560
Recurring Profit	60

Attachment 2

(Reference)

Plan of Sources and Applications of Funds

for Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Amount
Sources:
Operational	2,541
Operating Revenues	2,485
Non-Operating Revenues	56
Financial	325
Long-Term Loans and Bonds	162
Other Financial Income	163
Estimated Consumption Tax Receipts	98
Balance carried Forward from Previous Fiscal Year	138
Total	3,102
Applications:
Operational	20,490
Operating Expenses	20,220
Non-Operating Expenses	27
Financial	795
Capital Investments for Property, Plant and Equipment	455
Other Financial Expenses	340
Account Settlement Expenses	34
Provisional Consumption Tax Payments	86
Balance Carried Forward to Following Fiscal Year	138
Total	3,102

February 29, 2008

Nippon Telegraph and Telephone East Corporation (NTT East)

Outline of NTT East’s Business Operation Plan

for Fiscal Year Ending March 31, 2009

1. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2009

	(billions of yen)

Item	FY 3/09	FY 3/08	Change
Operating Revenues	1,960	2,000	(40)
(1) Voice Transmission* (excl. IP services)	890	1,028	(138)
(2) IP-Related*	605	478	127
(3) Leased Circuits* (excl. IP services)	168	180	(12)
Operating Expenses	1,920	1,970	(50)
(1) Personnel Expenses*	110	115	(5)
(2) Non-Personnel Expenses*	1,285	1,319	(34)
(3) Depreciation*	415	420	(5)
Operating Income	40	30	10
Non-Operating Revenues	20	20	0
Recurring Profit	60	50	10

*	Major items

2. Principal Services Plan (Number of Facilities at End of Fiscal Year)

Type of Service	FY 3/09	FY 3/08	Change
FLET’S Hikari	7,100,000 contracts	5,100,000 contracts	2,000,000 contracts
Subscriber Telephones and ISDN	20,120,000 subscribers	22,820,000 subscribers	(2,700,000) subscribers
Subscriber Telephones	17,260,000 subscribers	19,490,000 subscribers	(2,230,000) subscribers
Conventional Leased Circuits	160,000 circuits	171,000 circuits	(11,000) circuits
High-Speed Digital Transmission Circuits	110,000 circuits	133,000 circuits	(23,000) circuits

*1	Figures for ISDN subscriber lines consist of INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions. (INS-Net 64 Lite Plan is included.)
*2	Figures for FY 3/08 have changed since the interim results were announced. The figures announced at that time are 5,400,000 contracts for FLET'S Hikari, 22,420,000 subscribers for subscriber telephones + ISDN, and 19,150,000 subscribers for subscriber telephones.

3. Capital Investment Plan

	(billions of yen)

Item	FY 3/09	FY 3/08	Change
Expansion and Improvement of Services	425	415	10
(1) Voice Transmission*	140	130	10
(2) Data Transmission*	60	56	4
(3) Dedicated*	224	228	(4)
(4) Telegraph*	1	1	0
Research & Development Facilities	4	4	0
Common Facilities, etc.	26	21	5
Total	455	440	15

Optical Access Network*	Approx. 190	Approx. 190	Approx. 0

*1	Major items
*2	Figures for FY 3/08 have changed since the interim results were announced. The figures announced at that time are Expansion and Improvement of Services: 418 billion yen, Voice Transmission: 127 billion yen, Data Transmission: 56 billion yen, Dedicated: 234 billion yen, Telegraph: 1 billion yen, Research & Development Facilities: 4 billion yen, Common Facilities: 18 billion yen, Total: 440 billion yen, and Optical Access Network: Approx. 200 billion yen.

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 29, 2008

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2009

Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2009 to the Minister for Internal Affairs and Communications for approval.

For further information, Please contact:

Business Management Unit,

Corporate Strategy Planning Department

NTT West

Tel: +81-6-4793-3371

Information and telecommunications are expected to make significant contributions to increasing the efficiency of and invigorating social and economic activities, and improving the Lifestyle convenience to create the foundations for a ubiquitous broadband network society in “u-Japan Policy” and “New IT Reform Strategy”. The government and private sectors are working in partnership to achieve such goals. The shift to broadband capacity for access lines will enable the information and telecommunications market to cater to increasingly sophisticated and diverse needs, expanding platform type of services including video and music distribution, SNS and other new technologies as it broadens the range of its offerings. Local telecommunications markets are experiencing an upswing in competition for broadband access lines with the scheduled commercialization of WiMAX-based wireless access in addition to conventional optical access services and cable television-based broadband. As IP takes the lead in telecommunications, the market is undergoing significant changes caused by the integration of fixed-line and mobile services as well as telecommunications and broadcasting.

Within this challenging and dramatically changing business environment, NTT West is striving to provide high-quality, stable universal service promote smooth migration to optical, IP-based networks and enhance the optical axis network that is at the core of broadband services. NTT West also aims to contribute to the development of fair telecommunications markets, promote applied research and development and ensure the reliability and public utility of telecommunications services. It is also endeavoring to contribute to the sound development of the information and telecommunication society by creating a ubiquitous broadband network environment by building and offering an open NGN that, while ensuring fair terms of competition within the current legal framework, utilize the unique characteristics and properties of "optical" to offer a much wider spectrum of services that will enable customers to connect “in comfort, safety and peace of mind” and “anything, anytime, anywhere.”

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2009. In its broadband services, NTT West will be building and providing a more comfortable, safer and more secure NGN. In addition, NTT West will be collaborating with other players to create new services that will provide customers with new excitement and opportunities by offering Hikari Denwa services that make use of optical access lines, rebroadcasting terrestrial digital television and offering on-demand video distribution services. NTT West will also maintain its community-oriented sales activities so that it is able to respond to customers' opinions and requests in an accurate and timely manner, improving both the range and quality of services and contributing to the development of local communities. In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will contribute to the creation of safer, more secure societies by ensuring the stability of its broadband access, Hikari Denwa and other services, preventing equipment failures, responding vigorously in times of disaster and recovery, and bringing all of its group resources to bear on the activities and services that will earn the continued trust of its customers. Although the business environment is becoming increasingly severe, NTT West will continue to improve the efficiency of its operations so as to maintain profits. NTT West will lay the foundations for the stable development of its business into the future by facilitating connections, ensuring the openness of its networks, developing its human resources and proactively expanding into new business areas in coordination with its group companies. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, communities and, through the holding company, the shareholders.

NTT West foresees difficult financial condition in the fiscal year ending March 31, 2009, but it is confident in its ability to respond flexibly to changing business environments by placing priority on the following items, as called for in the concepts and strategies outlined above.

1. Voice transmission services

(1) Subscriber Telephones

NTT West responds immediately to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 17.87 million subscribers by the close of the fiscal year ending March 31, 2009.

Item	Planned number (subscribers)
Additional Installations	(2.13) million
Relocations	3.17 million

(2) Social-Welfare Telephones

With a growing awareness of social welfare issues, NTT West will promote the installation of the “Silver Phone series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound), Fureai (Communication)) and other products that are designed to meet social demands for welfare-oriented telecommunications services.

Item	Planned number (units)
Silver Phone
Anshin (Relief)	3,100
Meiryo (Clearness)	0

(3) Public Telephones

NTT West will continue to maintain public telephone facilities to ensure public safety and to provide minimal means of communications when away from home. Simultaneously, we will review underused public telephones. We will work to enhance welfare and services with an ongoing program to install wheelchair-friendly telephone booths.

Item	Planned number (units)
Public Telephones	(15,000)

(4) Integrated Digital Communications Services

The total numbers of INS-Net 64 lines and INS Net 1500 lines are projected to be approximately 2.551 million and 20,000 respectively by the close of the fiscal year ending March 31, 2009.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(367,000)
INS-Net 1500 subscriber lines	(0)

2. Data transmission services

As the demand for broadband services increases, we will endeavor to enhance our “optical” access services and provide a wider range of services.

Item	Planned number (contracts)
FLET’S Hikari	1.4 million

3. Dedicated services

For dedicated services, we forecast approximately 157,000 ordinary dedicated lines and approximately 94,000 high-speed digital transmission services by the close of the fiscal year ending March 31, 2009.

Item	Planned number (circuits)
Conventional leased circuits	(16,000)
High-speed digital transmission services	(14,000)

4. Telegraph services

NTT West will continue to maintain systems so as to maintain enhanced services and more efficient operations.

5. Improvement and upgrading of telecommunications facilities

(1) Optical Access Networks

In order to meet expanding demands for broadband telecommunications services, NTT West will move actively towards conversion to optical access networks.

Item	Planned number (million fiber km)
Optical subscriber cables	0.8

(Coverage rate at the end of March 2009 will be 89%)

(2) Telecommunications Network

For our communications network, we will endeavor to provide more advanced services while seeking more economical and efficient networks as we move into full-fledged development of the next generation of networks and to respond to the increasing demand for broadband.

(3) Disaster Prevention Measures

NTT West will take necessary disaster prevention measures. These will include measures to protect telecommunications facilities, assurance of emergency communications services, enhancements to risk management and systems for restoration in the event of large-scale disasters and support for information distribution should a disaster occur.

(4) Installation of Underground Transmission Cables

NTT West will work in coordination with central government, local government and other companies to move communications cables underground to improve the reliability of communications facilities, ensure safe and pleasant above ground passage spaces and improve urban vistas.

(5) Facility Maintenance

In order to ensure quality customer service and the safety of workers, harmonize with the social environment, and maintain a reliable telecommunication system, NTT West will continue with cable replacement in order to provide stable, quality services.

In improving and upgrading telecommunications facilities, we will maximize use of existing equipment to promote cost savings.

6. Promotion of research and development activities

Faced with major changes in market conditions, our research and development will emphasize IPv6 network systems and access systems that provide more advanced, reliable telecommunications networks.

We will also promote research and development of telecommunications terminal equipment and information distribution applications that would allow secure, safe and comfortable utilization of a wide variety of application services to better meet the social demands in telecommunications.

The attached tables contain an outline of principal service plans and capital investment plans.

Attachment 1

Principal Services Plan

for Fiscal Year Ending March 31, 2009

Type of Service	Unit	Plan
Voice Transmission Services
Subscriber telephones
Additional Installations	10,000 subscribers	(213)
Relocations	10,000 subscribers	317
Welfare telephones (Silver Phone)	100 units	32
Public telephones	1,000 units	(15)
Integrated digital communications services
INS-Net 64	1,000 circuits	(367)
INS-Net 1500	1,000 circuits	0
Data transmission services
FLET'S Hikari	10,000 contracts	140
Dedicated Services
Ordinary Dedicated Services	1,000 circuits	(16)
High-speed digital transmission services	1,000 circuits	(14)

Attachment 2

Capital Investment Plan

for Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Investment required
1. Expansion and improvement of services	Note: 415
(1) Voice transmission	184
(2) Data transmission	56
(3) Dedicated	174
(4) Telegraph	1
2. Research & development facilities	3
3. Common facilities, etc.	12
Total	430

Note: This includes approximately 140 billion yen to be invested in the Optical Access Network.

Doc.–1

(Attached documentation)

Revenues and Expenses Plan

for Fiscal Year Ending March 31, 2009

(billions of yen)

Classification	Amount
Revenues
Operating revenues	1,871
Voice transmission	978
Data transmission	163
Dedicated line	398
Telegraph	25
Others	307
Non-operating revenues	49
Total	1,920
Expenses
Operating expenses	1,866
Operating costs	1,385
Taxes and dues	72
Depreciation	409
Non-operating expenses	44
Total	1,910
Recurring profit/loss	10

Doc.–2

(Attached documentation)

Plan for Sources and Application of Funds

for Fiscal Year Ending March 31, 2009

(billions of yen)

Item	Amount
Sources:
Operational:	2,287
Operating revenues	2,238
Non-operating revenues	49
Financial	286
Long-term loans and bonds	178
Other financial income	108
Estimated consumption tax receipts	93
Balance brought forward from previous fiscal year	95
Total	2,761
Applications:
Operational:	1,860
Operating expenses	1,824
Non-operating expenses	36
Financial:	716
Capital investment in property, plants and equipment	430
Other financial expenses	286
Account settlement expenses	6
Provisional consumption tax payments	84
Balance to be carried forward to following fiscal year	95
Total	2,761

February 29, 2008 Nippon Telegraph and Telephone West Corporation (“NTT West”) Business Operation Plan for Fiscal Year Ending March 31, 2009

CATV
Other FTTH
NTT West
Mie
Tokushima
Toyama
Miyazaki
Fukui
Saga
Nagasaki
Yamaguchi
Shimane
Oita
Aichi
Tottori
Kagawa
Shiga
Nara
Hyogo
Wakayama
Osaka
Fukuoka
Kyoto
Hiroshima
Gifu
Okayama
Ehime
Kumamoto
Kochi
Okinawa
Ishikawa
Shizuoka
Kagoshima
Whole of Western Japan

(Sources: The Ministry of Internal Affairs and Communications and NTT West, as of Sept. 30, 2007)
Areas facing high competitions with CATV providers
13 prefectures, where NTT’s market share is
below 50%
Our average share: 40.8%
CATV providers’ average share: 46.1%
Areas facing high competitions
With other FTTH providers
8 prefectures. mostly in Kansai
and other urban areas
Our average share: 44.8%
Other FTTH providers’ average
market share
: 33.4%
Others
9 prefectures
Our average share: 61.9%
Our Market Share in the Super High Speed Broadband Service (FTTH and CATV)
Below 50% in 19 of the 30 prefectures, where NTT West provides its service and NTT West is faced with a fierce competition
Fierce competition with CATV providers in 13 prefectures. (CATV providers have higher market share in
10 prefectures)
Competing hard against electric utilities companies in 8 prefectures.
1
28
34
37
38 38
39
40
40
42
42
45
46
48
36
36
37
43
44
49
53
57
52 53
61
61 61
66
68 69
70
47
3
30
1
16
3
12
15
5
14
9
18
9
19
54
37
32 29
29
42
32
6
8
19
24
7 2
8
25
23
10
28
25 25
27
22
5
10
41
32
31
20
15
27
30
23
6
30
15
36
25%
50%
75%
100%
0%
69
35
62
46
59
49
46
55
45
48
36
45
32

CATV providers are dominating the FTTH/CATV markets in 10 out of the 30 prefectures.
CATV providers are taking more than 50% share
in 4
out of the 30 prefectures.
NTT-West
36.9%
CATV
62.4%
Other FTTH
0.7%
NTT-West
27.8%
CATV
68.8%
Other FTTH
3.4%
Mie
NTT-West
38.2%
CATV
59.3%
Other FTTH
2.6%
NTT-West
38.9%
CATV
48.9%
Other FTTH
12.2%
NTT-West
40.0%
CATV
54.5%
Other FTTH
5.5%
NTT-West
42.5%
CATV
48.0%
Other FTTH
9.5%
NTT-West
38.1%
CATV
45.6%
Other FTTH
16.3%
NTT-West
41.6%
CATV
44.8%
Other FTTH
13.6%
NTT-West
39.6%
CATV
45.5%
Other FTTH
14.9%
NTT-West
34.3%
CATV
35.5%
Other FTTH
30.3%
Toyama Fukui
Yamaguchi
Saga Oita
Miyazaki
Nagasaki Shimane Tokushima
Presence of CATV Providers
(Sources: The Ministry of Internal Affairs and Communications and NTT West, as of Sept. 30, 2007)
2

Creating a New Business Models for Expanded Use of NGN
On September 28, 2006, V6 Premium Forum was established to revitalize the IT industry in
NTT West’s service area. NTT West will further expand on this and will work in collaboration with the Next Generation Services Joint-Development Forum announced by the holding company to create a new business model and market.
NTT West
NTT West
Academic Academic
institutions institutions
(universities,
technical colleges, etc.)
Content
providers
IT ventures
IT market
IT market
players
players
Revitalization of
IT industry
in NTT-West’s
service
area
Creation of Creation of
new market new market
Creation of Creation of
new business new business
model model
ISPs
Corporate
account users
Next Generation Services Next Generation Services
Joint-Development
Forum (NTT) Forum (NTT)
(NGN)
Electronics
manufacturers
3

Increasing Marketing Effort for Corporate Customers
Increasing Marketing Effort for Corporate Customers
Initiatives for the fiscal year
ending March 31, 2008
Set up teams specializing in
small to medium sized
company users
Establish semi-direct
marketing structure in Kansai
Allocate more human resources,
including young staff
Expand semi-direct marketing structure
throughout the whole of Western Japan
Expand resources for solution services
Promote effective and efficient proposal
of services to customers
Initiatives for the fiscal year
ending March 31, 2009
[Approx. 200 staff across
Western Japan]
[Approx. 400 staff across Western Japan]
4

HGW

Restructuring the organization to offer integrated support

New Home Services
New Home Services
(1/2)
(1/2)
Expanding and Generally Availing home networks
[Emerging customer demands]
Support for diversified services and
information equipment
Support for Internet connection,
terminal setup and security services, etc.
Reducing further increase in interior
wiring.
Repair of telephone lines and terminals in the past
Provision of circuit services, recovering
fixed-line phone fault, etc.
Maintain subscriber equipment
New home services
Now
Ubiquitous broadband age
Continued provision of
conventional home services
Comprehensive wiring/setup service
Makasete Anshin (dependable reliable) service
Home security service
Remote PC management, Mimamori,
and network monitoring
Remote support service
Anshin (security) service that provides
daily general information
Personal computer loan service
On-site services, such as IPTV
Home network lifestyle consulting
NGN,
etc.
Medical
equipment
Home
appliance
PLC
U-Consent
PC
Monitoring
camera
Telephone
Controller
Glass sensor
Game
console
IPTV
Wireless LAN
PLC
Window
5

[ ]

Easy to setup an in-home LAN
Hassle-free cable wiring
Safe around your steps with simple wiring
PC
PC

Beep
フレッツ
FLET'S

New Home services (2/2)
New Home services (2/2)
Outline of major services
Comprehensive wiring/setup service
Makasete Anshin (dependable and reliable) service
Home security service
Anshin
(reliable) service that provides daily general information
Alarms customers through sensors installed in the home
NTT West Group (a new company
providing home services, etc.)
Local governments,
SNI operators, etc.
Medical
Info.
Garbage
info.
Public
baths
Housing
Schools
Traffic
info.
Enter-
tainment
Events
Information
server
Daily life related info.
Shopping Fashion
AV
home
electronics
White
goods
Gourmetinformation
Home
appliances
Gaming
Communications
equipment
General Info. Needs
Equipped with
a call center
function
A variety of agent services available
to meet customer needs, such as selling/
delivering products on commission
Customer
Storing and distributing information in collaboration
with local governments, SNI operators, etc.
Problem solved!
Reliable  Feel secure with telephone support!
Reliable  Feel very secure with remote PC support!
Reliable  Feel even more secure with home visit support on request!
Support for setup of PC and other devices by remote control
Wiring/setup with optimum connection combination
(PLC, c.link, wireless LAN, etc.)
Center server
Providing ASP service
Service provider
FLET’S,
NGN, etc.
Sensor
controller
Flash light
Magnet sensor, etc.
Hikari home
camera
Service image
Customer
Remote support center
Operator Remote
support
Home-visit
support service
(additional
charge required)
Listening to obtain
information on customer’s
problems, etc.
Telephone
support
PLC adaptor (sub unit)
PLC adaptor (main unit)
LAN
cable
LAN cable
Power
code
Circuit-terminating
equipment
Power
distribution
board
Power
line
Internet
Power code
6
Router
-E-mail notification when an abnormality
is detected.
-Warn intruders with “sound and light.”
·
Connection to wide range of devices and
interfaces
·
Services combining various equipments and
devices
Example of PLC

Efforts to Increase Operating Efficiency and Reduce Costs
Efforts to Increase Operating Efficiency and Reduce Costs
Consolidate
outsourcing partners
(regional companies)
Phased consolidation of
cross-regional services
·
113 call center operation,
116 night-time call center
operation
·
Agent support service
·
Charge inquiry service
etc.
Review marketing
structure in accordance
with market condition
Enhance marketing
structure
Increase in-house
production, etc.
Maximize the
utility of human
resources
Increase efficiency of
business operations
*Including an increase of 400
staff for strengthening of
marketing for corporate
customers
Spared human
resources from
improving
operating
efficiency
(1,000 staff)
7

| | | | |
|---|---|---|---|
| | | | Δ Δ |
| | | | Δ Δ |
| | | | |
| | | | Δ Δ |
| | | | |

Business Plan
(Balance Plan, Capital Investment Plan)
for Fiscal Year Ending March 31, 2009
FY 3/09
Plan
FY 3/08
Forecast
Change
Operating
expenses
Operating
income
1,866 1,915
2.6%
5 3 66.7%
Operating
revenues
1,871 1,918
47 2.5%
(billions of yen)
Capital
investment
430 395 8.9%
Recurring
profits
10 20 50.0%
8
49
2
10
35

■

| | | | | |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | Δ | Δ | Δ |
| | | Δ | Δ | Δ |

1
1
.
.
Sales Plan
Sales Plan
Net increase
Item Unit
FY 3/09
Plan
FY 3/08
Forecast
Change
FLET'S Hikari
10,000
contracts
140 120 20
Subscriber telephones  + ISDN
10,000
subscribers
145
120
25
10,000
contracts
37
30 7
250 225
25
Note:
• The figures in parentheses represent the number of contracts at the end of the fiscal year.
• Figures for ISDN subscriber lines consist of INS-Net 64 and INS-Net 1500. One INS-Net 1500 subscriptions is calculated as ten INS-Net 64 subscriptions.
Hikari Denwa
10,000
channels
FLET'S ADSL
(528) (388)
(412) (267)
(187) (224)
(2,062) (2,312)
(attachment)
9

| | | | |
|---|---|---|---|
| | | | Δ<br>Δ<br>Δ<br>Δ |
| | | | Δ<br>Δ<br>Δ<br>Δ |
| | | | Δ |

(attachment)
2. Balance Plan
2. Balance Plan
Item
FY 3/09
Plan
FY3/08
Forecast
Change
1,920 1,981
61
IP-related revenues
1,871 1,918
47
Revenue from existing services 1,211 1,351
140
893 1,018
125
1,910 1,961
51
Expenses
1,866 1,915
49
Capital expenses
1,245 1,257
Recurring profit
450 480
30
Voice transmission revenues*
Gross revenues
490 400 90
Operating expenses
10 20
10
5 3 2
Operating income
12
Gross expenses
Operating revenues
(billions of yen)
10
* Partial listing only

| | | | |
|---|---|---|---|
| | | | Δ |
| | | | |
| | | | |
| | | | |

| | | | |
|---|---|---|---|
| | | | Δ |

3.
3.
Capital
Capital
Investment
Investment
Plan
Plan
(billions of yen)
Item
FY 3/09 FY 3/08
Forecast
Change
Expansion/Improvement of service
415 381
34
Voice transmission 184 164
20
Data transmission 56 39 17
Dedicated
174 177
Telegraph 1 1
0
R&D facilities 3 3
0
Common facilities, etc. 12 11
1
Total
430 395 35
Investment in Conversion to
Optical Access Network *
140 150
10
Approx.
Approx.
Approx.
(attachment)
11
* Partial listing only
30
Plan

The forward-looking statements and projected figures concerning the future performance of NTT West contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors.  These projections and estimates may be affected by the future business operations of NTT West, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.
12